Meridian Gold Inc.
9670 Gateway Drive, Suite 200
Reno, Nevada 89511                                                        [LOGO]
Phone:  (775) 850-3777
Fax:    (775) 850-3733
________________________________________________________________________________

           MERIDIAN GOLD REVISES SECOND QUARTER 2001 RESULTS REPORT

                       Reno, Nevada, September 19, 2001

Meridian Gold has revised its Second Quarter 2001 Results Report in accordance with the standards set out in OSC Rule 52-501 Financial Statements, OSC Rule 51-501 AIF and MD&A, as well as those set out in the CICA Handbook.

The following non-material changes were made to the below report:

    1. Notes to the relevant financial statements have been included.
    2. A "Liquidity and Capital Resources" section was added to the MD&A.

There were no changes made to any of the financial or operating results.


               MERIDIAN GOLD REPORTS SECOND QUARTER 2001 RESULTS
                     (All dollar amounts in U.S. currency)

                                 July 24, 2001


Highlights
----------

   .     Net income of $10.0 million, or $0.14 per share
   .     New high-grade discovery of Diablada Zone at El Penon
   . Operating cash flow of $17.3 million increases available cash balances to $79 million
   .     Debt paid-off as of July 13, 2001
   .     Hedge book in gold closed out
   .     Gold production of 106,000 ounces at a cash cost of $83 per ounce
   .     El Penon initial capital investment paid back in less than 15 months
   . El Penon gold production increased by 4% to 78,000 ounces with a cash cost of $42 per ounce
   . Acquisition of Pacific Rim Resources Limited, a privately held Bermudan company


2/nd/ Quarter Results
---------------------
Meridian Gold, Inc. earned net income of $10 million, or $0.14 per share, for the second quarter despite average gold spot prices of only $268 per ounce (London PM fix), nearly a 20-year low. This net income was generated on sales revenue of $27.8 million, reflecting a return on sales of 36%.

Exceptional earnings resulted in strong operating cash flows of $17.3 million, increasing cash balances to $79 million.

For the second quarter, exploration spending of $2.6 million was expensed. As a result of this exploration, Meridian made a significant discovery of a new high-grade zone at El Penon, the Diablada Zone. The Company has drilled 21 holes into the zone, which has a strike length of at least 600 meters, a true width of
2.3 meters and average gold grades exceeding 23 g/tonne. (See exploration report below for details.)

To provide maximum financial flexibility, Meridian paid off its long-term credit facility with the Standard Bank syndicate. An initial principal payment of $4.8 million was made in June and the remaining $9.5 million was paid on July 13 after receiving approval from the Chilean Central Bank.

Upon removal of the company's long-term credit facility with the Standard Bank syndicate, the company was relieved of its requirement to maintain its forward hedge program. The termination of these gold forward contracts generated $4.7 million in cash. This sale has been booked as deferred revenue and will be reflected in income according to contract expiration dates.

Meridian has no gold hedging and with gold near 20-year lows, the Company is ready to fully participate in improving gold prices. The company believes its cash flows are `well-hedged' by having one of the lowest cost mines in the world.

Summary
Brian Kennedy, Meridian's chief executive officer, summed up the quarter, "The quarter's results are significant for three reasons: First, Meridian continued to prove you can make real money in the gold business without hedging. Our current return on equity is superior not only in the gold industry but in most industries. Secondly, a focused exploration strategy has again opened up expansion potential at El Penon with the discovery of the new high-grade Diablada Zone. In addition, grassroots exploration is creating further possibilities for Meridian. And then finally, the company's close-out of the gold hedge book and pay-off of its debt, has left the company with significant flexibility."

Exploration Report

New Discovery at El Penon - Diablada Zone
In the second quarter, continued exploration on the north end of the Quebrada Orito structure discovered significant new mineralization. The discovery hole intercepted 2 meters of 103.7 g/tonne gold and 2,635 g/tonne silver. Additional drilling and trenching confirmed both the continuation of shallow mineralization north of the existing resources, as well as a deeper zone, assumed to have been originally one zone, offset 50 meters to the east along a low-angle fault.

Subsequently, thirty-seven reverse circulation holes and one surface trench have delineated a mineralized zone along at least 600 meters of strike length. On the south end of the new zone, the total vertical extent of the mineralization is approximately 300 meters. Taking into account an apparent rake to this mineralization, there are 21 consecutive drill holes along strike that encountered ore-grades. These holes are shown in the table below:

                                 DIABLADA ZONE
                       Summary of Ore Grade Drill Holes

    ---------------------------------------------------------------------
      Hole *       Interval     True Width    Gold     Silver
                                 (meters)  (g/tonne)  (g/tonne)  Northing
    ---------------------------------------------------------------------
    PP664         256-260: 4m       3.5      20.2         37      7302980

    PP666         265-267: 2m       1.5     103.7      2,635      7302799

    PP676         277-281: 4m       2.0      13.0         53      7302831

    PP684         287-290: 3m       2.5      24.1         42      7302770

    PP696         319-324: 5m       3.0       5.3          5      7302861

    PP697         280-283: 3m       1.5      10.1         38      7302891

    PP703         262-266: 4m       3.0      11.9         57      7302921

    PP707         301-305: 4m       2.0      24.6         34      7302951

    PP713         298-300: 2m       1.5      10.9         72      7302830

    PP733         207-212: 5m       3.5      50.5        400      7302951

    PP735         207-211: 4m       2.0      25.3         41      7302979

    PP745         220-224: 4m       2.5       5.7         53      7303041

    PP749         189-192: 3m       1.8       5.8        112      7303010

    PP757         349-352: 3m       1.5       4.6         29      7302710

    PP779         299-301: 2m       1.2       6.1          7      7302672

    PP784         182-185: 3m       2.3      37.6         80      7303071

    PP789         194-199: 5m       3.5      24.5        112      7303130

    PP790         170-175: 5m       3.3      30.8        101      7303130

    PP795         192-196: 4m       2.6       6.7         19      7303191

    PP797         175-178: 3m       2.0      30.3        131      7303191

    PP798         186-188: 2m       1.0      46.8         25      7303250
    ---------------------------------------------------------------------
                    Average         2.3      23.7        194
    ---------------------------------------------------------------------

 * Drill-holes on Diablada Zone - holes not shown primarily reflect other drill targets.


The trench showed the zone mineralized at the surface with two intervals: one with 6 meters of 4.8 g/tonne gold and 1.0 g/tonne silver and another with 4.4 meters at 8.4 g/tonne gold and 131 g/tonne silver for a total width of over 10 meters.

Rich Lorson, vice president exploration, summed up the exploration efforts, "This quarter has provided some exciting results and insights at El Penon. The confirmation of low-angle faults has significantly improved the exploration potential along the existing structures on the property. This quarter, we discovered the new Diablada Zone, which has been faulted 50 meters to the east along a low-angle fault. Since earlier drilling was not focused on mineralization offset from Quebrada Orito, this new zone opens up potential not only to the north of the new Diablada Zone, but also to the south along the Quebrada Orito structure and elsewhere on the property. Because of these results, we will refocus our efforts on the property in this new area."

Quebrada Colorada Underground Exploration
During the second quarter, approximately 800 meters of strike length was tested below the limits of last year's reserves. Economic grades have been intercepted to a depth of approximately 75 meters below the prior reserve limits over a strike length of 650 meters. Additional drilling along strike and to depth is continuing.

Grass-roots exploration
During the second quarter, the Mercedes property in Mexico was drilled, and a continuous vein-zone of about 600 to 700 meters in strike length and about 1.5 meters in true width was discovered. The zone was defined by 12 drill-holes with average grades of approximately 16 g/tonne gold equivalent. The best hole, M7, intercepted two zones: 2.3 meters of 32.5 g/tonne gold and 386 g/tonne silver and 0.8 meters of 20.9 g/tonne gold and 263 g/tonne silver.

At Guadalupe Los Reyes, 23 holes were drilled in order to extend the high-grade zones intersected in previous drilling by Northern Crown. Even though Meridian intersected ore-grade mineralization, the continuity of the high-grade is not sufficient to warrant further drilling at current gold prices.

Meridian has plans to drill additional projects in the second half of the year. Exploration on the Meridian- Buenaventura joint venture at Los Pircos-Cirato is continuing on schedule. Twelve kilometers of the approximately 20 km of access road have been completed. Three additional veins have been extensively trenched and sampled. Additional land surrounding the property has been acquired by the joint venture, but all new sampling results are still pending. The road should be completed in August, which will allow for drill access and additional fieldwork.

Meridian will be prioritizing future exploration efforts on these projects as it evaluates their economic potential.

Management's Discussion and Analysis
------------------------------------

The following discussion is limited to matters that, in the opinion of the Company, are material.

Sales and Net Income
Meridian reported net income of $10.0 million for the second quarter of 2001, or $0.14 per share, unchanged from the second quarter of last year and increased over the net income of $6.4 million or $0.09 per share last quarter. The increase in earnings over last quarter was due to improved production, lower cash costs and utilization of the offshore assets of Pacific Rim Resources Limited resulting in a lower effective corporate tax rate. Meridian now expects to defer booking taxes until the third quarter of 2002. Revenue decreased 16% to $27.8 million versus second quarter last year, reflecting a decrease in the realized gold price and the completion of commercial production at Beartrack.

Operating cash flows of $17.3 million, versus $11.5 million in the first quarter of this year, increased cash balances to $79 million. These cash flows were lower than the cash flows of second quarter last year, due to average realized gold prices of $277 versus $286 second quarter last year.

Meridian produced 106,000 ounces of gold at a very low cash cost of $83 per ounce, an improvement of 12% over last year's second quarter cash costs due to a gold grade improvement at El Penon to 14.7 g/tonne versus 13.8 g/tonne second quarter last year. The improvement reflects actual mined grades that are higher than reserve estimates and improved mining practices that have reduced dilution.

Liquidity and Capital Resources
Cash to meet the company's operating needs, to finance capital expenditures and to fund exploration activities was provided from operations and from existing cash reserves. Cash provided by operating activities was $17.3 million in the second quarter of 2001, compared to cash provided by operating activities of $23.0 million in the second quarter of 2000. The decrease was due to the closure of the Beartrack mine in Salmon, Idaho. At June 30, 2001, cash and cash equivalents totaled $78.8 million, versus $63.2 million as of December 31, 2000.

Capital expenditures increased to $5.6 million in the second quarter of 2001 from $3.7 million in the second quarter of 2000 due to additional development of El Penon.

Expected cash requirements for 2001 include approximately $20 million for planned capital expenditures directed toward additional underground development of the El Penon and Jerritt Canyon mines. Exploration spending in 2001 is expected to be approximately $11 million. The Company expects to fund all of these cash requirements from cash flows from operations and existing cash reserves.

Should the Company decide to develop other exploration and development properties, significant additional capital may be required. The Company believes that these capital requirements could be funded by existing cash reserves and by borrowing from third parties, although no assurance can be given that such borrowings will be available at rates acceptable to the Company.

Discussion of Properties

El Penon
Within 15 months of its initial construction, the $77 million initial investment has been paid-off. During the second quarter, the mine produced 78,000 ounces of gold and 1.1 million ounces of silver at a cash cost of $42 per gold ounce, net of silver credits. Total production costs including depreciation, depletion, amortization, and reclamation were $101 per gold ounce. For the sixth consecutive quarter, the mill processed ore at design capacity of 2,000 tonnes per day. The second quarter average grade was 14.7 g/tonne gold and 226 g/tonne silver. Gold recovery was 94% and silver recovery 88%.

Jerritt Canyon
During the second quarter, Meridian's share (30%) of Jerritt Canyon production was 25,000 ounces of gold at a cash cost of $212 per gold ounce. Mill throughput was 3,600 tonnes per day at an average ore grade of 8.9 g/tonne gold.

Beartrack
For the second quarter, Beartrack produced 3,000 ounces of gold. These ounces of gold were taken against the reclamation and closure accruals, as will all future Beartrack production. Leaching should continue to produce recoverable gold over the next year on a declining basis.

Outlook
Meridian expects to produce 400,000 ounces of gold this year at a cash cost of $100 per ounce. Based on the performance during the first half of the year, Meridian expects El Penon to produce 300,000 ounces of gold at a cash cost of $50 per ounce. Jerritt Canyon is expected to produce 100,000 ounces at $215 per ounce.

Acquisitions

Pacific Rim Resources Limited Acquisition
During the second quarter, Meridian acquired, for $5.2 million, Pacific Rim Resources Limited, a privately held Bermudan company from National Life Pension, a UK based company. Meridian acquired this company with the intent to explore in and around the San Cristobal mine in Chile, as well as make use of their offshore assets.

Year-to-Date Results
For the six months ended June 30, cash costs per ounce decreased 14% to $88 from $102 last year due to higher production and grades at El Penon. Total production costs per ounce decreased 11% this year over last from $163 last year to $145 this year. Year-to-date gold production of 207,344 is slightly lower than the prior year due primarily to mining completion at Beartrack. Net income for the period of $16.4 million is lower than $18.3 million for the same period last year due mainly to lower gold production and a lower realized gold price of $276 versus $284 year-to-date last year.

2nd Quarter Conference Call
---------------------------
Meridian is hosting a live webcast of its conference call on TUESDAY, JULY 24, 2001 AT 5:00 PM ET. We will offer a simultaneous live web cast of our conference call through www.viavid.com. If you would like to listen to our conference call on the web, go to the home page on www.meridiangold.com and click on the link. There will be a slide show available in conjunction with the call, which will also be available for viewing on the Meridian Gold website. You will need to have Windows Media Player installed on your computer in order to hear the live broadcast. Please note: You will be required to complete a registration page in order to view the live webcast.

Meridian Gold Inc. is a different kind of gold company because we focus on the quality of the ounces as measured by the profitability per ounce, not the quantity of ounces produced. The result is exceptional shareholder returns in a low gold price environment. Meridian Gold Inc.'s common shares are traded on The Toronto Stock Exchange (MNG) and the New York Stock Exchange (MDG).


Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors identified above and in the corporation's periodic filings with the Ontario Securities Commission and the U.S. Securities Exchange Commission. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The corporation does not intend to update this information and disclaims any legal liability to the contrary.

A "Qualified Person", as defined by the Ontario Securities Commission National Instrument 43-101, within Meridian Gold, has reviewed the exploration results contained within this release.


For further information, please visit our website at, or contact:

     Wayne M. Hubert            Tel:  (800) 572-4519
     Investor Relations         Fax: (775) 850-3733
     Meridian Gold Inc.         E-mail: wayne.hubert@meridiangold.com
                                        -----------------------------

                              Meridian Gold Inc.
                Consolidated Condensed Statement of Operations
                ----------------------------------------------
            (Unaudited and in US$ millions, except per share data)

                                                               Three Months                   Six Months
                                                               Ended June 30                Ended June 30
                                                               -------------                -------------
                                                               2001     2000                2001     2000
Sales                                                         $27.8     $32.9                 $54.0    $65.7

Costs and Expenses
   Cost of Sales                                                8.4      11.2                  17.2     23.5
   Depreciation, depletion & amortization                       6.1       6.0                  11.2     12.0
   Reclamation and rehabilitation                               0.2       1.2                   0.4      2.6
   Exploration costs                                            2.6       2.9                   6.1      5.4
   Selling, general and administrative                          1.6       1.4                   2.9      2.9
   Other expenses/(income)                                     (0.2)        -                  (0.1)     0.4
                                                              -----     -----                ------   ------
Total costs and expenses                                       18.7      22.7                  37.7     46.8
                                                              -----     -----                ------   ------
Operating income (loss)                                         9.1      10.2                  16.3     18.9

Interest income (expense)                                       0.7      (0.2)                  0.9     (0.6)

Gain (loss) on Sale of Fixed Assets                             0.2         -                   2.0        -
                                                             ------   -------                ------   ------
Tax Expense                                                       -         -                   2.8        -
                                                             ------   -------                ------   ------
Net income (loss)                                              10.0      10.0                  16.4     18.3
                                                             ======   =======                ======   ======
Income/(Loss) per common share                                 0.14      0.14                   0.22    0.25
basic                                                        ======   =======                =======   =====

Income/(Loss) per common share                                 0.13      0.14                   0.22    0.25
fully diluted                                                ======   =======                =======   =====

Number of common shares used in                                74.4      74.0                   74.4    74.0
earnings per share computations                              ======   =======                =======   =====
(millions)-Basic

Number of common shares used in                                75.6      74.0                   75.6    74.0
earnings per share computations                              ======   =======                =======   =====
(millions)-Fully Diluted

                              Meridian Gold Inc.
                          Operating Data (Unaudited)
                          -------------------------

                                                                    Three Months Ended               Six Months Ended
                                                                         June 30                          June 30
                                                               ----------------------------   -----------------------------
                                                                    2001            2000             2001            2000
El Penon Mine

     Gold Production                                               78,225          75,400          150,497          136,041
     Silver Production                                          1,121,003       1,018,499        2,107,799        1,759,532
     Tonnes ore mined (thousands)                                     177             160              355              282
     Mill tonnes processed (thousands)                                176             182              358              364
     Avg. mine gold ore grade (grams/tonne)                          15.7            14.4             14.5             13.1
     Avg. mine silver ore grade (grams/tonne)                         250             218              227              200
     Avg. mill gold ore grade (grams/tonne)                          14.7            13.8             13.9             12.4
     Avg. mill silver ore grade (grams/tonne)                         226             195              207              169
     Mill gold recovery                                                94%             94%              94%              94%
     Mill silver recovery                                              88%             89%              88%              89%

Cash cost of production/ ounce                              $          42     $        45      $        48      $        57
Total production cost/ ounce                                $         101     $        83      $       104      $        95


Jerritt Canyon Joint Venture

     Gold production (Meridian Gold's 30% share)                   24,871          24,431           48,221           49,794
     Tonnes ore mined (100%, thousands)                               195             189              387              354
     Mill tonnes processed (100%, thousands)                          325             328              662              651
     Avg. mill ore grade (grams/tonne)                                8.9             8.0              8.5              7.9
     Mill recovery                                                     89%             90%              89%              91%

     Cash cost of production/ ounce                         $         212     $       206      $       213      $       199
     Total production cost/ ounce                           $         276     $       253      $       276      $       242

Beartrack Mine

     Gold production - heap leach                                   2,978          22,643            8,626           51,461
     Gold production with cash costs                                    -          22,643                -           51,461


     Cash cost of production/ ounce                         $           -     $       136      $         -      $       129
     Total production cost/ ounce                           $           -     $       288      $         -      $       268


Company Totals


     Ounces of gold produced                                      106,074         122,474          207,344          237,296
     Ounces of gold sold                                          103,897         117,759          205,215          235,790
     Avg. realized price/ ounce                             $         277     $       286      $       276      $       284
     Cash cost of production/ ounce                         $          83     $        94      $        88      $       102
     Total cost of production/ ounce                        $         143     $       155      $       145      $       163

Note: Cash and total cost per gold ounce are net of silver by-product credits

                              Meridian Gold Inc.
                     Consolidated Condensed Balance Sheets
                     -------------------------------------
                        (Unaudited and in US$ millions)

                                                                                 June 30                    December 31
                                                                                   2001                        2000
                                                                                   ----                        ----
Assets
Current Assets
     Cash and cash equivalents                                                  $      78.8                 $       63.2
     Trade & other receivables                                                          3.1                          1.4
     Inventories                                                                        6.6                          5.8
     Deferred Tax Assets                                                               16.7                          0.9
     Other current assets                                                               0.5                          0.7
                                                                                -----------                 ------------
Total current assets                                                            $     105.7                 $       72.0
                                                                                -----------                 ------------
Property, plant and equipment, net                                                     93.7                         96.5
Other assets                                                                            2.5                          2.0
                                                                                -----------                 ------------
Total Assets                                                                    $     201.9                 $      170.5
                                                                                ===========                 ============

Liabilities and Shareholders' Equity
Current Liabilities
     Current portion long-term debt                                             $       9.5                 $        7.5
     Accounts payable, trade & other                                                    5.3                          3.0
     Other Deferred Credits                                                            12.4                            -
     Accrued and other liabilities                                                     12.3                         11.1
                                                                                -----------                 ------------
Total current liabilities                                                       $      39.5                 $       21.6
                                                                                -----------                 ------------

Long-term debt, net of current portion                                          $       0.0                 $       10.5
Other long-term liabilities                                                            41.6                         36.2
Shareholders' equity                                                                  120.8                        102.2
                                                                                -----------                 ------------

Total liabilities and shareholders' equity                                      $     201.9                 $      170.5
                                                                                ===========                 ============


                              Meridian Gold Inc.
             Quarterly Comparative Statements of Retained Earnings
             -----------------------------------------------------
                        (Unaudited and in US$ millions)

                                                                                          June 30,       June 30,
                                                                                            2001           2000
                                                                                            ----           ----
   Retained earnings at the beginning of period                                           $   28.0      $     (12.6)
   Net Income                                                                             $   16.3      $      18.3
                                                                                          -------------------------
   Retained earnings at the end of period                                                 $   44.3      $       5.7
                                                                                          -------------------------

                              Meridian Gold Inc.
                Consolidated Condensed Statement of Cash Flows
                ----------------------------------------------
                        (Unaudited and in US$ millions)


                                                                                 Three Months                       Six Months
                                                                                 Ended June 30                     Ended June 30
                                                                                 -------------                     -------------
                                                                               2001         2000                  2001       2000
     Net Income (loss)                                                         10.0         10.0                  16.3       18.3

     Provision for depreciation, depletion and amortization                     6.1          6.0                  11.2       12.0
     Gain of Sale of Assets                                                    (0.2)           -                  (2.0)         -
     Stock compensation expense                                                 0.3            -                   0.6          -
     Changes in Current assets and liabilities, net                             1.9          4.1                  (1.4)       1.1
     Changes in Long-term assets and liabilities, net                          (0.8)         2.9                   4.1        3.6
                                                                             -------------------                -----------------
          Net cash provided by (used in) operating activities                  17.3         23.0                  28.8       35.0
                                                                             -------------------                -----------------

     Cash flow from investing activities

     Capital spending                                                          (5.6)        (3.7)                 (8.4)      (9.2)
     Proceeds from sale of assets                                               0.2            -                   2.0          -
                                                                             -------------------                -----------------
          Net cash provided by (used in) investing activities                  (5.4)        (3.7)                 (6.4)      (9.2)
                                                                             -------------------                -----------------

     Cash flow from financing activities

     Repayment of long-term borrowings                                         (6.6)        (4.0)                 (8.5)      (4.0)
     Proceeds from sale of common stock                                         1.3          0.1                   1.7        0.3
                                                                             -------------------                -----------------
          Net cash provided by (used in) financing activities                  (5.3)        (3.9)                 (6.8)      (3.7)
                                                                             -------------------                -----------------

     Increase (decrease) in cash and cash equivalents                           6.6         15.4                  15.6       22.1

     Cash and cash equivalents, beginning of period                            72.2         27.5                  63.2       20.8
                                                                             -------------------                -----------------
     Cash and cash equivalents, end of period                                  78.8         42.9                  78.8       42.9
                                                                             ===================                =================

Notes to Consolidated Condensed Interim Financial Statements
------------------------------------------------------------

     1. The unaudited interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of financial data is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements. The accompanying unaudited consolidated financial statements should be read in conjunction with the notes to the Company's audited consolidated financial statements for the year ended December 31, 2000 as certain information and note disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Ontario Securities Commission for interim reporting.

         These unaudited interim consolidated financial statements reflect all normal and recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the respective interim periods presented.